UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
Commission File Number 0-16085

NOTIFICATION OF LATE FILING

(Check One):

[ X ] Form 10-K
[   ] Form 20-F
[   ] Form 11-K
[   ] Form 10-Q
[   ] Form N-SAR
For Period Ended:  March 31, 1997

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K
For the Transition Period Ended:

Read the attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.


Part I - Registrant Information

Full name of registrant:   Measurement Specialties, Inc.

Former name if applicable

Address of principal executive office (Street and number):   80 Little
Falls Road

City, State and Zip Code:  Fairfield, New Jersey  07004


Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ](b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[     ](c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.
Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant's subsidiaries in China and Hong Kong were late in reporting their financial results for the yearly period ended March 31, 1997 to the registrant. Accordingly, the registrant is unable to complete its yearly report on Form 10-KSB for the period then ended by June 27, 1997, the last day for a timely filing pursuant to Rule 0-3 of the General Rules and Regulations under the Securities Exchange Act of 1934. However, the registrant expects to file this report on Form 10-KSB on or before July 4, 1997, the seventh calendar day following the prescribed due date.


Part IV - Other Information

Name and telephone number of person to contact in regard to this notification.

   Mark A. Shornick,          (201)            808-1819
 Chief Financial Officer
       (Name)              (Area code)     (Telephone number)

(1) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[ X] Yes   [   ] No

(2) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?  [ X] Yes   [   ] No

(3) If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the twelve months ended March 31, 1997 revenues approximated
$25,004,000, compared with $23,060,000 for the twelve months ended March 31, 1996. The net income for the twelve months ended March 31, 1996 approximated $1,175,000 ($0.31 per share), compared with $1,050,000 ($0.27 per share) for the three months ended March 31, 1996.


    Measurement Specialties, Inc.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   June 30, 1997
By     /s/  Mark A. Shornick, Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (see 18 U.S.C. 1001).


GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Files unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule
201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.